UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

WESCO International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-14989	25-1723342
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

225 West Station Square Drive Suite 700 Pittsburgh, Pennsylvania		15219
(Address of principal executive offices)		(Zip Code)

David S. Schulz (412) 454-2200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
√  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
WESCO International, Inc. (Wesco) presents this disclosure for the year ending December 31, 2023, to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule), which requires public companies to disclose the use of conflict minerals and whether they have been sourced from the Democratic Republic of Congo (DRC), Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (Covered Countries). The term “conflict minerals” is defined in the Conflict Minerals Rule as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.
Where Wesco discovered conflict minerals necessary to the functionality or production of products manufactured by Wesco or contracted to be manufactured by Wesco for the year ended December 31, 2023, Wesco conducted a good faith reasonable country of origin inquiry (RCOI) regarding those conflict minerals. The investigation was reasonably designed to determine whether any of the conflict minerals originated in the Covered Countries or were from recycled or scrap sources.
Based on that RCOI, Wesco was unable to determine the country of origin of those conflict minerals. Therefore, Wesco prepared a Conflict Minerals Report (CMR) describing such due diligence measures and attached the CMR as an Exhibit to Form SD hereto.
A copy of Wesco’s Conflict Minerals Report for the reporting period from January 1, 2023 to December 31, 2023 is filed as Exhibit 1.01 hereto and is publicly available at https://investors.wesco.com/financial-information/sec-filings. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD or our Conflict Minerals Report.
Item 1.02 Exhibit
A copy of Wesco’s Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WESCO International, Inc.

/s/ David S. Schulz	May 23, 2024
By David S. Schulz	Date
Executive Vice President and Chief Financial Officer

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